

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 30, 2010

via U.S. mail and facsimile to (216) 481-2523

Mr. John D. Grampa, Senior Vice President Finance and Chief Financial Officer
Brush Engineered Materials Inc.
6070 Parkland Blvd
Mayfield Heights, OH 44124

> **RE: Brush Engineered Materials Inc.
> Form 10-K for the fiscal year ended December 31, 2009
> File No. 1-15885**

Dear Mr. Grampa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief